

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

July 10, 2008

Mr. Larry A. Viano
Chief Financial Officer
Semitool, Inc.
655 West Reserve Drive
Kalispell, Montana 59901

> **Re: Semitool, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **File No. 000-25424**

Dear Mr. Viano:

We have reviewed your response letter dated June 30, 2008 and have the following additional comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2007

Note 1. Company Organization and Summary of Significant Accounting Policies, page 39

– Revenue Recognition, page 41

1.   We note your response to prior comment 1. Please tell us how you concluded that it is appropriate to record 100% of the accounts receivable and deferred revenue upon transfer of ownership in situations where you do not have a contractual right to bill 10% until

acceptance. Explain how the 10% that is not yet contractually due represents a valid asset.

2.   Please revise your disclosures here or in MD&A in future filings to disclose the gross amounts of deferred revenue and deferred costs that comprise the net amount presented on the balance sheet as "deferred profit."

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief